March 17, 2011
VIA EDGAR AND FACSIMILE
Mr. Justin Dobbie
Special Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Huntington Ingalls Industries, Inc. Registration Statement on Form 10, filed March 16, 2011 File No. 001-34910
Dear Mr. Dobbie:
          Huntington Ingalls Industries, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to 5 p.m. on March 17, 2011, or as soon thereafter as practicable.
          In addition, the Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, HUNTINGTON INGALLS INDUSTRIES, INC.
/s/ Mark Rabinowitz
Name:	Mark Rabinowitz
Title:	Authorized Officer